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                     ATTACHMENT FOR CURRENT FILING OF N-SAR
                                  SUB-ITEM 77M

Immediately after the close of business on November 9, 2007, the Small Cap Value Trust acquired the assets (subject to all of the liabilities) of the Special Value Trust in exchange for shares of the Small Cap Value Trust. The transaction was approved by the Board of Trustees of each portfolio on June 28 - 29, 2007 and by shareholders of the Special Value Trust on September 26, 2007. The terms of the transaction are set forth in the Plan of Reorganization dated June 29, 2007 attached as SUB-ITEM 77Q1(g).